CENTRAL POWER AND LIGHT COMPANY
                               BOARD OF DIRECTORS
                                 APRIL 19, 2000


                               AMENDMENT OF BYLAWS


RESOLVED, that Article IV, Section 1 of the Bylaws is amended to read as follows:

      SECTION 1. A meeting of the shareholders shall be held on the second Thursday in April each year or on such other day as may, in any year, be specified by the Board of Directors. Each such annual meeting shall be held at such place and hour as may be fixed by the Board of Directors.






RESOLVED, pursuant to Article XIV of the Corporation's Bylaws, Article VIII of the Bylaws is hereby amended to delete Section 5 in its entirety, which established the Audit Committee and the Nominating Committee of the Corporation pursuant to Section 1 of Article VIII.